SEC

18006354

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Mail Processing Section

MAR 05 2018

Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66069 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIMARY CAPITAL LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, 9th Floor, New York, NY 10004

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmy Sung (212-300-0068)

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.

(Name – *if individual, state last, first, middle name*)

| 15 Warren Street, Suite 25 | Hackensack | NJ | 07601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, JOHN C. LEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

Maria Victoria Diaz
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF931617
Expires 10/28/2019

FLORIDA NOTARY ASSOCIATION SINCE 1970

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

**PRIMARY CAPITAL, LLC**

TABLE OF CONTENTS

**Paritz & Company, P.A.**

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Primary Capital, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Primary Capital, LLC as of December 31, 2017, the related statements of income, statement of changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Primary Capital, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Primary Capital's management. Our responsibility is to express an opinion on Primary Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Primary Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Primary Capital's financial statements. The supplemental information is the responsibility of Primary Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Paritz & Company, P.A.

We have served as Primary Capital's auditor since 2010.
Hackensack, NJ
February 28, 2018

**PRIMARY CAPITAL, LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 112,386 |
| Accounts receivable | 155,700 |
| Clearing broker deposit | 100,000 |
| Commissions receivable | 54,300 |
| Securities owned, at market value | 61,590 |
| Security deposit | 40,974 |
| Property, artwork & equipment, net of accumulated depreciation | 124,077 |
| **TOTAL ASSETS** | **$ 649,027** |
| **LIABILITIES AND MEMBER'S CAPITAL** | |
| **LIABILITIES** | |
| Accounts payable and accrued expenses | 119,187 |
| Deferred rent payable | 17,324 |
| **TOTAL LIABILITIES** | 136,511 |
| **MEMBER'S CAPITAL** | 512,516 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | **$ 649,027** |

See notes to financial statements

**PRIMARY CAPITAL, LLC**

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| **REVENUES:** | |
| Commissions | $ 950,710 |
| Investment banking fees | 1,859,816 |
| Finder's Fee Income | 1,648,112 |
| Unrealized gains on marketable securities, net | 33,982 |
| Interest income | 1 |
| **TOTAL REVENUES** | **4,492,621** |
| **EXPENSES:** | |
| Commissions | 2,459,861 |
| Consulting | 640,199 |
| Compensation and benefits | 222,600 |
| Clearing fees | 145,493 |
| Trading fees | 10,707 |
| Professional fees | 156,573 |
| Investment banking fees | 31,839 |
| Rent | 262,067 |
| Travel and entertainment | 93,673 |
| Office expenses | 171,748 |
| Depreciation | 8,734 |
| Insurance | 68,140 |
| Regulatory | 66,102 |
| Miscellaneous | 870 |
| **TOTAL EXPENSES** | **4,357,679** |
| **NET INCOME** | **$ 134,943** |

See notes to financial statements

**PRIMARY CAPITAL, LLC**

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

| | Contributed Capital | Accumulated Deficit | Total Member's Equity |
|---|---|---|---|
| **BALANCE JANUARY 1, 2017** | **$2,674,586** | **($2,310,013)** | **$364,573** |
| Member's Contribution | 13,000 | 0 | 13,000 |
| Net Income | - | 134,943 | 134,943 |
| **BALANCE DECEMBER 31, 2017** | **$2,687,586** | **($2,175,070)** | **$512,516** |

See notes to financial statements

**PRIMARY CAPITAL, LLC**

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | $ | 134,943 |
| ***Adjustment to reconcile net loss to net cash used in operating activities:*** | | |
| Depreciation | | 8,734 |
| Changes in assets and liabilities | | |
| Accounts receivable | | (60,200) |
| Commissions receivable | | 805 |
| Securities owned | | (29,132) |
| Security deposit | | 2,531 |
| Accounts payable and accrued expenses | | (141,472) |
| **Net cash used in operating activities** | | (83,791) |
| **INVESTING ACTIVITIES** | | |
| Contribution from member | | 13,000 |
| **Net cash provided investing activities** | | **13,000** |
| **Decrease in Cash** | | **(70,791)** |
| **Cash-Beginning of year** | | **183,177** |
| **Cash-End of year** | **$** | **112,386** |

See notes to financial statements

## 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Business*

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company has agreements ("Agreements") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

### *Use of estimates*

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

### *Trading securities*

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

### *Cash*

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

***Revenue recognition***

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a trade date basis.

Investment banking fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction closes.

Finder's fee income is recognized when the transactions closes.

Consulting income is recognized on the straight line basis over the term of the related agreement

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

***Impairment of long-lived assets***

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

**Fair value measurements**

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

### *Property and equipment*

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

### *Income taxes*

The Company is organized as a single member Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. Accordingly, the Company does not file a Federal and state income tax return and any income taxes due from the Company is filed with the member's personal tax return.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

### *Rental Expense*

Rental expense is accounted for on the straight-line method. Deferred rent payable as of December 31, 2017 which aggregates $17,324 represents the excess of recognized rent over scheduled lease payments.

### *Recent accounting pronouncements*

During the year ended December 31, 2017 and through February 23, 2018, there were several new accounting pronouncements issued by the f ASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2019 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company may be required to change the current presentation of certain costs from a net presentation within net revenues to a gross basis, or vice versa. Based on implementation work to date, the Company does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

## 2 CLEARING BROKER DEPOSIT

The Company is required to maintain clearing deposits of $50,000 with Alpine Securities and $50,000 with COR Clearing, under the terms of its fully disclosed clearing agreements. The Company is required, among other things, to maintain excess net capital of $5,000.

## 3 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that, the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2017 the Company had regulatory net capital of $ 130,175 which exceeded requirements by $121,074. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

## 4 SECURITIES OWNED

Securities owned and on margin consist of equity securities owned by the Company. At December 31, 2017, securities owned at market value were common stocks. No margin existed at that date.

## 5 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 are as follows:

| | Amount | Estimated Useful Life |
|---|---|---|
| Computer | $ 23,492 | 5 years |
| Furniture and equipment | 107,448 | 7 years |
| Leasehold improvements | 75,362 | 39.5 years |
| | 206,302 | |
| Less accumulated depreciation | (82,225) | |
| | $124,077 | |

## 6 COMMITMENTS AND CONTINGENCIES

### Operating Lease

The Company is committed under non-cancelable operating leases for the office space which expire through September 2020. The aggregate minimum future payments under these lease are as follows:

| | |
|---|---|
| Year ending December 31, 2018 | $143,000 |
| 2019 | $143,000 |
| 2020 | $108,000 |

In addition, the Company leases additional office space in NY through a related party, pursuant to a lease agreement which expires in January 1, 2019, which requires annual rentals of approximately $55,400 plus operating expenses.

Rental expense charged to operations for the year ended December 31, 2017 aggregated approximately $262,000.

## 7 RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

## 8 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 28, 2018 the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

**PRIMARY CAPITAL, LLC**

**SCHEDULE I** – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**SCHEDULE II** – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

**SCHEDULE III** - INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS UNDER RULE 15c3-3

## PRIMARY CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

| | |
|---|---|
| **Computation of net capital** | |
| Total member's capital from statement of financial condition | $ 512,516 |
| Less – Non-allowable assets | |
| Property and equipment – net | 124,077 |
| Security deposit | 40,974 |
| Account Receivables | 155,700 |
| Blockage | 61,590 |
| Net capital before haircuts | 130,175 |
| Haircuts on securities positions | |
| Other securities | 0 |
| **Net capital** | **$ 130,175** |
| **Computation of aggregate indebtedness** | |
| Accounts payable, accrued expenses, deferred rent payable | $ 136,511 |
| Aggregate indebtedness | $ 136,511 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 9,101 |
| Minimum dollar per capital requirements | 5,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | $ 9,101 |
| **Excess net capital** | **$ 121,074** |
| **Net capital less 120% of minimum dollar net capital required** | **$ 119,254** |
| **Ratio: aggregate indebtedness to net capital** | **1.05 to 1** |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017 | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | $ 130,175 |
| **Net capital, as included in this report** | **$ 130,175** |

**PRIMARY CAPITAL, LLC**

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Not applicable – exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

**PRIMARY CAPITAL, LLC**

SCHEDULE III
INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Not applicable – exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

**Paritz & Company, P.A.**

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Primary Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Primary Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Primary Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and K(2)(ii) (the "exemption provisions") and (2) Primary Capital, LLC stated that it met the identified exemption provisions throughout year ended December 31, 2017 without exception. Primary Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primary Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and K(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Paritz & Company, P.A.

Hackensack, NJ

February 28, 2018

**PRIMARY CAPITAL, LLC**

EXEMPTION REPORT

DECEMBER 31, 2017

---

Primary Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k):*

17 C.F.R § 240.15c3-3 *(k)*(2)(i) and 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*

(2) The Company identified exemptive provision in 17 C.F.R. § 240.15c3-3 *(k)* throughout the most recent fiscal year without exception.

**Primary Capital, LLC**

I, John C. Leo, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By John C. Leo

John C. Leo, Chairman
February 28, 2018

**Paritz & Company, P.A.**
15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(e)(4)

To the Member
Primary Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Primary Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Primary Capital, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Primary Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Primary Capital's management is responsible for Primary Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company, P.A.

Hackensack, NJ
February 28, 2018

**PRIMARY CAPITAL LLC**

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7 | $4,313,145 |
| General Assessments at .0015 | 6,470 |
| Payments remitted with form SIPC-6 | <3,063> |
| Less prior overpayment applied | - |
| Amount due (overpayment) with form SIPC-7 | $3,407 |